TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Man Group plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
Declaration of major shareholding as per FSA Transitional Provision 7

3. Full name of person(s) subject to the notification obligation (iii):
BlackRock Inc

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
22/02/2007

7. Threshold(s) that is/are crossed or reached:
Above 5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B16BRD58	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	N/A	N/A	126,267,381	N/A	6.70

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
126,267,381	6.70

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 126,267,381 (6.70%)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Barry Wakefield FCIS

15. Contact telephone number:

020 7144 1735

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Man Group plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
First notification under DTR Sourcebook

3. Full name of person(s) subject to the notification obligation (iii):
Legal & General Group Plc (Group)
Legal & General Investment Management Limited (LGIM)
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
22/02/2007

7. Threshold(s) that is/are crossed or reached:
Above 5% (Group)
Above 5% (LGIM)
Above 3% (L&G)

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

GB00B16BRD58	15,712,900	4.94

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	93,161,273	93,161,273	9,863,700	4.947	0.523

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
103,024,973	5.47

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (103,024,973 – 5.47% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (103,024,973 – 5.47% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (103,024,973 – 5.47% = Total Position)

Legal & General Group Plc (Direct) (L&G) (93,161,273 – 4.94% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (58,976,087 – 3.13% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions

Legal & General Assurance

Management) Limited (PMC) (58,976,087 – 3.13%)	Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
Barry Wakefield FCIS

15. Contact telephone number:
020 7144 1735

END